EXHIBIT 4.3.8A







                             SHAREHOLDER RESOLUTION


         RESOLVED, that the amendment to the Revised 1986 Stock Option Plan ("Stock Option Plan") of General Communication, Inc. ("Company"), adopted by the board of directors of the Company at its February 6, 1997 meeting, is hereby approved and otherwise ratified by the shareholders of the Company where such amendment is to increase the number of shares authorized and allocated to the Stock Option Plan by
         2.5 million shares of Class A common stock, i.e., to increase the number of such shares from 3.2 million to 5.7 million shares of Class A common stock.






Registration Statement (S-8) Amendment No. 2
GCI Stock Option Plan
ASS00C46/0618.0729                 Page 30
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